# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

JobMorph, Inc.
16192 Coastal Highway
Lewes, DE 19958
https://jobmorph.com/

Up to $1,235,000.00 in Common Stock at $8.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** JobMorph, Inc.
**Address:** 16192 Coastal Highway, Lewes, DE 19958
**State of Incorporation:** DE
**Date Incorporated:** November 20, 2020

## Terms:

**Equity**

**Offering Minimum:** $10,000.00 | 1,250 shares of Common Stock
**Offering Maximum:** $1,235,000.00 | 154,375 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $8.00
**Minimum Investment Amount (per investor):** $400.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Loyalty Bonus | 10% Bonus Shares**

As you are a JobMorph employee, client, or a friend of the company, you are eligible for 10% additional bonus shares.

**Time-Based Perks**

**Friends and Family**

Invest within the first 72 hours and receive 15% bonus shares.

**Super Early Bird**

Invest within the first week and receive 10% bonus shares.

**Early Bird Bonus**

Invest within the first two weeks and receive 5% bonus shares.

**Volume-Based Perks**

**Tier 1 | $400+**

Invest $400+ and receive $400 off the Career Coaching Pass (valued at $1,734).

**Tier 2 | $750+**

Invest $750+ and receive $750 off the Career Coaching Pass (valued at $1,734).

**Tier 3 | $1,000+**

Invest $1,000+ and receive $1,000 off the Career Coaching Pass (valued at $1,734).

**Tier 4 | $10,000+**

Invest $10,000+ and receive $2,500 off an Elite Power Pass (valued at $11,250) + 5% bonus shares.

**Tier 5 | $25,000+**

Invest $25,000+ and receive $5,000 off an Elite Power Pass (valued at $11,250) + 10% bonus shares.

**Tier 6 | $50,000+**

Invest $50,000+ and receive an Elite Power Pass (valued at $11,250) + 15% bonus shares.

**The 10% StartEngine Owners' Bonus**

JobMorph, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $8.00 per share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $800. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

*Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

## The Company and its Business

*Company Overview*

### Description of the Business

We sell solutions and consultancy services to professionals and organizations. JobMorph designs, digitally distributes, and markets its talent marketplace, and sells a variety of related software, services, accessories, networking solutions, and third-party digital content and applications. JobMorph also sells and delivers digital content and applications. Our business model relies on the continued growth and success of existing products, as well as the creation of new products. We believe we must continue to provide new, innovative products and branding to the consumer in order to sustain and grow our business. Our Company provides solutions to streamline the process of securing talent and of talent-securing opportunities. Our customers simply sign up for our services. We utilize technology, to provide our services at a lower cost than other similar services but allow for customization to meet the unique needs of our customers. We charge a flat fee to consumers for our services and a subscription to organizations. Consumers can pay in one, three, or six payments. Organizations pay monthly in advance for services to be rendered. We are a disruptor of the current recruitment processes. We believe in using technology to make the process of finding the right talent (and finding the right job) easier. We intend to create a differentiated experience for our customers across all demographics.

### Business Plan

We are a professional services company, providing services to clients across a broad range of industries. We operate globally with one common brand and business model designed to enable us to provide clients around the world with the same high level of service. Drawing on a combination of industry and functional expertise, technology capabilities and alliances, and our delivery resources, we seek to provide differentiated services that help our clients measurably improve their business performance and create sustainable value for their customers and stakeholders. Our delivery model enables us to provide an end-to-end delivery capability by drawing on our resources to deliver high-quality, cost-effective solutions to our clients. Our solutions help clients achieve specific business outcomes and enhance shareholder value by defining and executing industry-specific strategies enabled by technology. We bring together our capabilities in business strategy, technology strategy, and operations/functional strategy to help senior management teams shape and execute their transformation objectives, focusing on issues related to talent and leadership to help improve our client's productivity and performance.

## Corporate History

JobMorph, Inc. is a C-corporation organized under the laws of Delaware on November 20, 2020.

*Competitors and Industry*

## Industry

Currently, the global talent acquisition and staffing technology services market is valued at around $140B and expected to reach $196B by 2028. Additionally, the executive coaching category is estimated to be worth $9.3B – growing at a CAGR of 11.3%, and job boards are a $5.7B industry.

## Competitors

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources.

The Company's primary competitors are OfferZen, Purple Squirrel, TalentUp Africa, and FutureMatch.

While these 4 organizations had the same idea as ours – leverage technology to fix the broken hiring system -- we believe we are significantly further along than Purple Squirrel, TalentUp Africa, and FutureMatch. We currently have 11 employees; 4 at the executive level with 100+ years of combined experience in how to raise capital, build teams, and launch globally successful products and services. Our founder and FT CEO, has 10x as much experience than the other 3 founders in connecting employers to candidates with over 30 years of experience in the career development field. We have a track record of consistent B2B and B2C monthly revenue with quarter over quarter growth since November 2020. Over 50% of our sales are from referrals demonstrating a successful sales channel for both B2B and B2C sales. We have chosen to target the

US employment market which is a much larger talent market dollars wise than the markets tarketed by OfferZen and TalentUp with significantly more opportunity. We have a 90% post-trial B2C retention rate and a 100% post-trial B2B retention rate demonstrating that our platform successfully meets the needs of both consumer and business users.

**Supply Chain and Customer Base**

To offer our services, we license platforms including Microsoft Teams and Zoom, as well solutions from independent sources. We attempt to secure long-term agreements with our providers. We also license individual programs or packages of programs from programming suppliers.

Today, the Company's customers are primarily US professionals earning $75k+ or more and small and medium sized business in US.

*Current Stage and Roadmap*

**Current Stage**

We are currently in the market with 2 of our 3 products. Our direct-to-consumer offering, a career coaching package prices at $1,734, has been on the market since inception and has garnered 400 clients and a total of $400k in revenue. The offering provides the consumer, typically a professional earning $75k+, with a comprehensive package of services to support leveling up in the career including technology, coaching, and curriculum for 6 months on average. In June 2023, we closed our first sale for a business offering. This offering provides the organization, typically a small to mid-size firm, with outplacement services, executive coaching, staff development, new manager training, a monthly newsletter, and on-site/remote group training. The contract was for $94,000 with services being rendered between July 1, 2023 - June 30, 2024.

**Future Roadmap**

Our 3rd product is still in development in the concept stage.

There are 3 major milestones:

-Live platform for consumers and organizations.

-Advertising campaign to drive adoption by consumers and organizations.

-Hires made as a result of the platform's proprietary matching of individual to job profile.

Once we have secured the funds, we will contract a 3rd party we have identified to develop the platform, while our internal team of 3 will focus on the marketing via paid and social to drive users (and former and current customers) to complete their JobMorph profiles. An internal QC team will vet each profile. Initially we will offer platform access free to our existing JobMorph organization clients to test, learn, and iterate. We will then market to organizations who hire, access to the platform through a subscription model.

We do not plan to launch any new products beyond these 3 identified above. The product offering will be presented by our Business Development team to their clients. This will be supported through paid and social media to drive both users and organizations to subscribe.

## The Team

### Officers and Directors

**Name:** Maryse Williams

Maryse Williams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Founder and sole Director
  **Dates of Service:** February, 2021 - Present
  **Responsibilities:** Maryse is leading this effort. She receives a compensation of $59,950 per year.

Other business experience in the past three years:

- **Employer:** ECPI University
  **Title:** Vice President, Career Services
  **Dates of Service:** November, 2011 - February, 2021
  **Responsibilities:** 85% Employment Rate; Over 30k Hires; Focused on IT - Data Analytics - Business - Healthcare - Nursing - Culinary - Engineering Technology/Mechatronics - Criminal Justice Industries

**Name:** Corey Nickels

Corey Nickels's current primary role is with SimpleHealth. Corey Nickels currently services .25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  **Dates of Service:** May, 2023 - Present
  **Responsibilities:** Ms. Nickels is responsible for overseeing the financial operations of a company and making decisions based on the company's financial stability. Her duties include monitoring cash flow, meeting with the CEO to discuss the best practices for company finances and producing strategic plans to improve their company's overall financial health.

Other business experience in the past three years:

- **Employer:** SimpleHealth
  **Title:** Director Of Accounting
  **Dates of Service:** May, 2022 - Present
  **Responsibilities:** Responsible for the Company's accounting, financial reporting to management and investors, and control policies for a women's telehealth organization. In the absence of a CFO position, worked directly with our C Suite Team to ensure they had the financial information needed to make business decisions.

Other business experience in the past three years:

- **Employer:** Salt Hotel
  **Title:** Corporate Director of Finance
  **Dates of Service:** September, 2019 - November, 2021
  **Responsibilities:** Oversaw the financial operations and financial planning of a boutique, hospitality company. I built financial reports for owners with a focus on data integrity and identified solutions to financial challenges.

**Name:** Jaime Gardner

Jaime Gardner's current primary role is with Arguent Studios. Jaime Gardner currently services .25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  **Dates of Service:** May, 2023 - Present
  **Responsibilities:** Ms. Gardner leads marketing strategy including brand vision and harnesses the power of business analytics to enable smarter, more enduring connections with JobMorph customers. She brings a relentless customer-first approach to design and optimize experiences and campaigns that deliver value across channels.

Other business experience in the past three years:

- **Employer:** Gaylord Hotels
  **Title:** Sr. Marketing Manager - Channel Strategy & Optimization
  **Dates of Service:** August, 2021 - October, 2022
  **Responsibilities:** As a member of the Marriott International Americas - Brand Marketing team, we supported the exciting Gaylord Hotels brand within the portfolio. These 5 resort properties boast over 9,000 rooms collectively across the US, trailblaze large-scale meeting events, and offer endless family fun via on-site waterparks and programming.

Other business experience in the past three years:

- **Employer:** Search Optics
  **Title:** Media & Optics
  **Dates of Service:** January, 2013 - January, 2020
  **Responsibilities:** This winning cost/lead digital agency is a key player in the automotive vertical. I wore the hat of offensive line coach for a new client engagement that onboarded and applied this digital marketing model for a new multi-property National Casino group client. After onboarding, I moved into a strategy role.

Other business experience in the past three years:

- **Employer:** Arguent Studios
  **Title:** Media Digital Analyst
  **Dates of Service:** January, 2023 - Present
  **Responsibilities:** Media Digital Analyst

**Name:** Angela Renee Fuentes

Angela Renee Fuentes's current primary role is with She is currently seeking full-time employment. Angela Renee Fuentes currently services .25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Product Officer
  **Dates of Service:** May, 2023 - Present
  **Responsibilities:** Angela Renee Fuentes is an accomplished product leader with over 13 years of experience in creating mobile and web products that have generated over $100M in revenue. Her expertise in product design, AI, automation, real-time data, news, cloud services, and multi-modal content allows her to deliver product-led business growth that caters to diverse customer needs.

Other business experience in the past three years:

- **Employer:** Meta
  **Title:** Senior Product Manager
  **Dates of Service:** October, 2021 - January, 2023
  **Responsibilities:** Led product strategy and new product development for business messaging (chat) and calling for both small businesses and enterprise as a new market entrant into Communications Platform as a Service (CPaaS) / Unified Communications.

Other business experience in the past three years:

- **Employer:** Publicis Sapient
  **Title:** Associate Director of Product ManagementAssociate
  **Dates of Service:** November, 2020 - October, 2021
  **Responsibilities:** Lead growth enablement vertical for the innovation garage to grow AUM, streamline and increase advisor productivity, and create data and analytics cohesion cross different advisory services teams for top 5 consumer wealth management company

Other business experience in the past three years:

- **Employer:** TD Ameritrade
  **Title:** Senior Global Product Manager
  **Dates of Service:** January, 2018 - November, 2020
  **Responsibilities:** Exceeded the strategic goal of expanding the TDA footprint into the Asian market by delivering 3 chatbots and 2 mobile apps in under 2 years. Influenced C-level executives to invest in WeChat, WhatsApp, and WeChat Advertising, becoming first in industry for in Asia.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

***Any valuation at this stage is difficult to assess***
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

***Your investment could be illiquid for a long time***
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities

in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*The amount raised in this offering may include investments from company insiders or immediate family members*
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*Minority Holder; Securities with Voting Rights*
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are an early stage company and have not yet generated any profits*
JobMorph was formed on November 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. JobMorph has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that JobMorph is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the

incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.*
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

*The development and commercialization of our service is highly competitive.*
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

*We plan to offer new services within existing lines of business.*
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new services, we may invest significant time and resources. Initial timetables for the introduction and development of new services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new services in response to industry trends or developments in technology, or those new may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

*In general, demand for our products and services is highly correlated with general economic conditions.*
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

*The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.*
In particular, the Company is dependent on Maryse Williams who is CEO of the Company. The Company has or intends to enter into employment agreements with Maryse Williams although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Maryse Williams or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

*Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.*
The Company is dependent on Maryse Williams in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Maryse Williams die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

*We have not prepared any audited financial statements.*
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

*We are subject to income taxes as well as non-income-based taxes, such as payroll,*

*sales, use, value-added, net worth, property, and goods and services taxes, in the U.S.*
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

*We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.*
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

*The Company has indicated that it has engaged in certain transactions with related persons.*
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

*Changes in employment laws or regulations could harm our performance.*
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

*The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.*
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S.

healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

***We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.***

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

***We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.***

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. While our employees work from home, the reality is that if they or their families were impacted by a pandemic or any other disease, this can alter their abilities to perform their duties and it could impact the abilities of our suppliers to perform their work. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's services and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

*Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.*
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. [give example of volatile product/service line.] In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

*Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.*
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include: * changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve; * our ability to effectively manage our working capital; * our ability to satisfy consumer demands in a timely and cost-effective manner; * pricing and availability of labor and materials; * our inability to adjust certain fixed costs and expenses for changes in demand; * shifts in geographic concentration of customers, supplies and labor pools; and * seasonal fluctuations in demand and our revenue.

*If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.*
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to

attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

***Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.***
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

***We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.***
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology, healthcare, hospitality and finance sectors and the energy industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology, healthcare, finance and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

***We are subject to rapid technological change and dependence on new product development.***
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that

better address a customer's needs, our business would be adversely affected.

***Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.***

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

***Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.***

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

***Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.***

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

*The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.*

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

*Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.*

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

*Our business could be negatively impacted by cyber security threats, attacks and other disruptions.*
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

*If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.*
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

*The Units of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Units of Common Stock may be tradable under federal* *securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Common Stock. Because the Units of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Common Stock may also adversely affect the price that you might be able to obtain for the Units of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

*Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

*No Guarantee of Return on Investment*

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

*A majority of the Company is owned by a small number of owners.*

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

*The Company has the right to extend the Offering deadline.*
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

*Your ownership of the shares of stock will be subject to dilution.*
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

*The Securities will be equity interests in the Company and will not constitute indebtedness.*
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

*There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.*
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide

liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

*The Company does not anticipate paying any cash dividends for the foreseeable future.*

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of . In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

*General Risk*

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
| --- | --- | --- | --- |
| Maryse Williams | 600,000 | Common Stock | 96.0% |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 154,375 of Common Stock.

*Common Stock*

The amount of security authorized is 10,000,000 with a total of 625,000 outstanding.

*Voting Rights*

One Vote Per Share

*Material Rights*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity

**Final amount sold:** $25,000.00
**Number of Securities Sold:** 25,000
**Use of proceeds:** Marketing and raising additional capital
**Date:** September 30, 2022
**Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $35,000.00
  **Number of Securities Sold:** 600,000
  **Use of proceeds:** Web site development, initial marketing content and ad spend.
  **Date:** November 20, 2020
  **Offering exemption relied upon:** Founders issuance on the date formation.

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2022 was $155,589, about 27% increase compared to fiscal year 2021 revenue of $122,820. We believe that the increase in sales resulted from the launching of the business to business division in Q4 and increasing of spend in our strongest marketing channel.

Cost of sales

Cost of sales in 2022 was $50,801 an increase of approximately $8,400, from costs of $44,254 in 2021. Almost 2/3 of this went to testing a brand ambassador program marketing to college students, LinkedIn and Nextdoor advertising, and ads in alumni publications.

Gross margins

Both 2021 and 2022 reflect losses due to investments made in marketing/pricing testing, capital raise, web site development, staff, legal, and content.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services. Expenses in 2022 increased $72,000 from 2021. Approximately $22,000 of this increase was due to costs related to raising capital including fees for participation in an accelerator, legal and accounting expenses. The rest is from the hiring of a FT CEO starting Janauary 2022.

**Historical results and cash flows:**

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of increasing revenue in our business to business division. Past cash was primarily generated through coinsumer sales. Our goal is to increase the percentage of revenue from business to business every year by 10%.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of May 24, 2023, we have an available line of credit with American Express for $60,500 of $100,700, We have $5,000 of $5,000 line of credit with Navy Federal. We also have $12,500 of a $12,500 line of credit from Fundbox. Cash on hand as of June 2, 2023 is $33,700. Finally, we have an AR we have an AR for $69,900 due in 3 payments September 1, December 1, and March 1.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

Since our founding in November 2020, we have relied on our revenues, capital infusion from the initial founder investment and a family member, and our lines of credit to fund our operations every month for the last 31 months. These funds paid for our employees, vendors, and any taxes incurred. These funds also paid for all expenses incurred, to date, to launch this campaign.

The funds of this campaign will infuse JobMorph with the cash needed to build our platform, market it, and scale operations as we increase the base of consumers we support from 540 to potentially 50,000. These funds are critical to these company operations.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

JobMorph has $33,000 cash on hand. Therefore, when the funds are raised from the crowdfunding campaign, 98% will be made up of funds raised from this crowdfunding campaign.

The funds from this campaign are necessary to the viability of the company. Without these funds, we would not be able to support building the platform, marketing coses, and scaling operations to support added clients.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

YTD our monthly burn rate is $21,000; our net burn rate is $0.

If we raise the minimum, we will be able to operate the company but since our plans to launch a platform in 2024 are contingent on raising $1.23 million, we would not be able to develop the platform, market it, and scale it.

**How long will you be able to operate the company if you raise your maximum funding goal?**

YTD our monthly burn rate is $21,000; our net burn rate is $0.

Our anticipated burn rate in the event of a maximum raise is $116,612

If we raise the maximum, our plans to launch a platform in 2024 could be realized as we have the cash on hand to develop the platform, market it, and scale operations to support an increased client base for 12 months.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

The Company has not contemplated any additional sources of capital. Just the lines of credit mentioned under current capital resources.

## Indebtedness

- **Creditor:** American Express (LOC)
  **Amount Owed:** $42,997.21
  **Interest Rate:** 13.9%

- **Creditor:** Credit Card
  **Amount Owed:** $12,000.00
  **Interest Rate:** 29.99%

- **Creditor:** QuickBooks
  **Amount Owed:** $21,858.00
  **Interest Rate:** 18.0%

- **Creditor:** Allies for Community Business
  **Amount Owed:** $25,000.00
  **Interest Rate:** 9.0%

## Related Party Transactions

## Valuation

**Pre-Money Valuation:** $5,000,000.00

**Valuation Details:**

*The company has calculated its valuation internally without the use of any formal independent third-party evaluation.*

*The pre-money valuation has been calculated on a fully diluted basis. The company has only Common Stock outstanding. The Company has no options, warrants, shares reserved for issuance under a stock plan or convertible securities outstanding.*

We were able to identify 4 companies like JobMorph in size, focus, and mission.

Purple Squirrel, founded in 2014) (https://www.purplesquirrel.io/ ) gives job seekers access to employees at the best companies in the world so that they can make friends in high places. Purple Squirrel has a post-money valuation in the range of $1M to $10M as of Mar 21, 2017, according to PrivCo. They had as of April 2023, 3 employees and it is unclear whether or not from our research if they are revenue-generating.

According to its website (https://talentup.africa/aboutus), TalentUp Africa uses technology and automation to speed up the identification, assessment, and hiring of talent. It was founded in 2018 and has 13 employees as of April 2023 according to its LinkedIn page. Crunchbase shows that its pre-seed valuation was $2.5M.

FutureMatch, founded in 2020, has a $2.33M pre-seed valuation. It is an end-to-end talent-hiring platform that uses data science and is retained by mid-size and enterprise organizations to attract, engage, assess, select, and hire early career talent. It was founded in 2020 and has 2 employees as of April 2023 according to its LinkedIn page https://www.linkedin.com/company/futurematchtalent/insights/ There is no live web page to date. It does appear from what we can see that today, they are prerevenue.

Another similar company is OfferZen. They are a later stage company that has an estimated $32.4M revenue per year with 195 employees. The JobMorph platform will be very similar to the OfferZen one but our focus is on US job market -- less than 4% of their traffic is from US. Per their web site "OfferZen is active across South Africa and Europe. We have offices in Cape Town, South Africa and in Amsterdam in the Netherlands." Also JobMorph employers can view candidate interviews -- thus saving the candidate interview time. And further reducing cost to hire and time to hire. Also, our JobMorph proprietary algorithm will differentiate us by learning employer preferences and presenting better fits over time.

While these 4 organizations had the same idea as ours – leverage technology to fix the broken hiring system -- we believe we are significantly further along than three of these similar companies. We currently have 11 employees; 4 at the executive level with 100+ years of combined experience in how to raise capital, build teams, and launch globally successful products and services.Our founder and FT CEO has experience working with a broader base of employers in all sectors, and most industries. In addition, over the course of her career, she's supported tens of thousands of job seekers. We have a track record of consistent B2B and B2C monthly revenue with year over year growth since 2020. Over 50% of our sales are from referrals demonstrating a successful sales channel for both B2B and B2C sales. We have chosen to target the US employment market which is a much larger talent market dollars-wise than Africa with significantly more opportunity. We have a 90% post-trial B2C retention rate and a 100% post-trial B2B retention rate demonstrating that our platform successfully meets the needs of both consumer and business users. Because of these above-listed differences, we think that our valuation of $5M (on the high end of these competitors) is reasonable.

Sources:

https://www.crunchbase.com/organization/purple-squirrel-2

https://www.linkedin.com/company/purple-squirrel-inc-/people/

https://www.forbes.com/sites/kaytiezimmerman/2017/04/23/this-tool-will-get-you-the-inside-track-to-your-dream-job/?sh=4fc3d3c4528e

https://www.linkedin.com/company/talentupafrica/insights/

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*

94.5%
Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  General Marketing

- *Working Capital*
  68.5%
  General Working Capital

- *Estimated Accountant/Auditor Fees*
  4.0%
  Estimated Accountant/Auditor Fees

- *Estimated Attorney Fees*
  1.0%
  Estimated Attorney Fees

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://jobmorph.com/ (https://jobmorph.com/nexgen-hiring/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/jobmorph

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR JobMorph, Inc.

*[See attached]*

# JOBMORPH, INC.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2022 AND 2021
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT ........ 1

FINANCIAL STATEMENTS:

Balance Sheet ........ 2

Statement of Operations ........ 3

Statement of Changes in Stockholders' Equity ........ 4

Statement of Cash Flows ........ 5

Notes to Financial Statements ........ 6

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
JobMorph, Inc.
Highland Park, Illinois

We have reviewed the accompanying financial statements of JobMorph, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 17, 2023
Los Angeles, California

**JOBMORPH INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| **As of December 31,** | | **2022** | | **2021** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 19,001 | $ | 11,648 |
| Due from Related Parties | | 2,013 | | 2,013 |
| **Total Current Assets** | | **21,015** | | **13,661** |
| | | | | |
| Property and Equipment, net | | 434 | | |
| Security Deposit | | 628 | | 550 |
| **Total Assets** | **$** | **22,077** | **$** | **14,211** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Credit Cards | $ | 23,019 | $ | 11,888 |
| Loan Payable | | 65,824 | | 24,000 |
| Shareholder Loan | | 4,067 | | 6,319 |
| **Total Current Liabilities** | | **92,909** | | **42,207** |
| | | | | |
| **Total Liabilities** | | **92,909** | | **42,207** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | 6,250 | | 10,000 |
| Subscription Receivable | | (6,000) | | (10,000) |
| Additional Paid in Capital | | 24,750 | | - |
| Retained Earnings/(Accumulated Deficit) | | (95,833) | | (27,996) |
| | | | | |
| **Total Stockholders' Equity** | | **(70,833)** | | **(27,996)** |
| | | | | |
| **Total Liabilities and Stockholders' Equity** | **$** | **22,077** | **$** | **14,211** |

*See accompanying notes to financial statements.*

**JOBMORPH INC.**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net Revenue | $ | 155,589 | $ | 122,820 |
| Cost of Revenue | | - | | - |
| Gross profit | | 155,589 | | 122,820 |
| | | | | |
| Operating expenses | | | | |
| General and Administrative | | 169,589 | | 103,931 |
| Sales and Marketing | | 50,801 | | 44,254 |
| Total operating expenses | | 220,389 | | 148,186 |
| | | | | |
| Operating Income/(Loss) | | (64,800) | | (25,366) |
| | | | | |
| Interest Expense | | 3,957 | | 556 |
| Other Loss/(Income) | | (920) | | (934) |
| Income/(Loss) before provision for income taxes | | (67,837) | | (24,988) |
| Provision/(Benefit) for income taxes | | - | | - |
| | | | | |
| **Net Income/(Net Loss)** | **$** | **(67,837)** | **$** | **(24,988)** |

*See accompanying notes to financial statements.*

## JOBMORPH INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## (UNAUDITED)

| (in , $US) | Common Stock Shares | Common Stock Amount | Subscription Receivable | Additional Paid In Capital | Retained earnings/ (Accumulated Deficit) | Total Shareholder Equity |
|---|---|---|---|---|---|---|
| **Balance—December 31, 2020** | 1,000,000 | **10,000** | **(10,000)** | | **(3,008)** | **(3,008)** |
| Net income/(loss) | | | | | (24,988) | (24,988) |
| **Balance—December 31, 2021** | 1,000,000 | 10,000 | (10,000) | | $ (27,996) | **$ (27,996)** |
| Cancellation of shares | (400,000) | (4,000) | 4,000 | | | - |
| **Issuance of Stock** | 25,000 | 250 | | 24,750 | | 25,000 |
| Net income/(loss) | | | | | (67,837) | (67,837) |
| **Balance—December 31, 2022** | **625,000** | **$ 6,250** | **$ (6,000)** | **$ 24,750** | **$ (95,833)** | **$ (70,833)** |

*See accompanying notes to financial statements.*

**JOBMORPH INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (67,837) | $ | (24,988) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of Property | | 217 | | |
| Changes in operating assets and liabilities: | | | | |
| Due from Related Parties | | - | | - |
| Credit Cards | | 11,130 | | 9,875 |
| Security Deposit | | (78) | | (550) |
| **Net cash provided/(used) by operating activities** | | **(56,568)** | | **(15,663)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Property and Equipment | | (651) | | - |
| **Net cash provided/(used) in investing activities** | | **(651)** | | **-** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Shareholder Loans | | (2,252) | | (68) |
| Proceeds from Issuance of Stock | | 25,000 | | |
| | | | | |
| Borrowing on Promissory Notes and Loans | | 41,824 | | 24,000 |
| **Net cash provided/(used) by financing activities** | | **64,572** | | **23,932** |
| | | | | |
| Change in Cash | | 7,353 | | 8,269 |
| Cash—beginning of year | | 11,648 | | 3,379 |
| **Cash—end of year** | **$** | **19,001** | **$** | **11,648** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 3,957 | $ | 556 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

JobMorph Inc. was incorporated on November 20, 2020, in the state of Delaware. The financial statements of JobMorph Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Highland Park, Illinois.

JobMorph seeks to make it easier for professionals to find opportunities and for organizations to find talent. We offered in 2020 and 2021 consulting services to professionals, focused on job application preparation including resumes and interview coaching.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Subscription Receivable**

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Furniture & fixtures | 3 years |

**Income Taxes**

JobMorph Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized.

The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the providing of consulting services to professionals (direct to consumers). The sales were made online through our website. The services focused on job application preparation including resumes and interview coaching.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $50,801 and $44,254, which is included in sales and marketing expenses.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 17, 2023, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Furniture & fixtures | $ 651 | $ - |
| **Property and Equipment, at Cost** | **651** | **-** |
| Accumulated depreciation | (217) | - |
| **Property and Equipment, Net** | **$ 434** | **$ -** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $217 and $0, respectively.

## 4. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 1,000,000 shares of Common Stock with a par value of $0.01. As of December 31, 2022 and December 31, 2021, 625,000 and 600,000 shares have been issued and are outstanding, respectively.

## 5. DEBT

**Promissory Notes & Loans**

During 2021, the Company entered into loans agreement with Intuit Financing Inc. The details of the Company's loans, notes, and the terms are as follows:

| | | | | | For the Year Ended December 2022 | | | | | For the Year Ended December 2021 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtednes s |
| Business Loan Agreement- Intuit Financing Inc. | $ 24,000 | 12.00% | 11/20/2021 | Paid off in full | $ - | - | $ - | $ - | $ - | $ 324 | $ 324 | $ 24,000 | $ - | $ 24,324 |
| Business Loan Agreement- Intuit Financing Inc. | $ 50,000 | 18.00% | 10/8/2022 | 10/8/2023 | $ 2,071 | 2,071 | $ 40,824 | $ - | $ 42,895 | $ - | $ - | $ - | $ - | $ - |
| Allies for Community Business- Loan agreement | $ 25,250 | 1.00% | 9/14/2022 | 9/14/2023 | $ 75 | 75 | $ 25,000 | $ - | $ 25,075 | | | | | |
| Total | | | | | $ - | $ - | $ 65,824 | $ - | $ - | $ 324 | $ 324 | $ 24,000 | $ - | $ 24,324 |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2021 | |
|---|---|
| 2022 | $ 65,824 |
| 2023 | - |
| 2024 | - |
| 2025 | - |
| 2026 | - |
| Thereafter | - |
| **Total** | **$ 65,824** |

**Owner Loans**

During the years presented, the Company borrowed money from the founder and the shareholder, Maryse Williams. The details of the loans from the owners are as follows:

| | | | | For the Year Ended December 2022 | | | For the Year Ended December 2021 | | |
|---|---|---|---|---|---|---|---|---|---|
| Owner | Interest Rate | Borrowing Period | Maturity Date | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| Maryse Williams | 0.00% | Fiscal Year 2020 | No set maturity | $ 4,067 | | $ 4,067 | $ 6,319 | | $ 6,319 |
| **Total** | | | | $ 4,067 | $ - | $ 4,067 | $ 6,319 | $ - | $ 6,319 |

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

## 6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Net Operating Loss | $ (19,779) | $ (7,617) |
| Valuation Allowance | 19,779 | 7,617 |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Net Operating Loss | $ (27,396) | $ (7,617) |
| Valuation Allowance | 27,396 | 7,617 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $89,822, and the Company had state net operating loss ("NOL") carryforwards of approximately $89,822. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

## 7. RELATED PARTY

In 2020, the Company received a loan from the founder and the shareholder, Maryse Williams. The loan bears no interest rate and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, and December 31, 2021, the outstanding balance of the loan is $4,067 and $6,319, respectively.

## 8. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 17, 2023, which is the date the financial statements were available to be issued.

On February 22, 2023, the Company entered into a business line of credit loan agreement with American Express in the amount of $35,000. The loan bears an annual percentage rate of 18.05% and the maturity date is eighteen months from the contract date.

On March 15, 2022, the Company entered into a business line of credit loan agreements with American Express in the amount of $10,000. The loan bears an annual percentage rate of 13.9% and the maturity date is twelve months from the contract date.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $64,800, an operating cash flow loss of $56,568, and liquid assets in cash of $19,001, which is less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.
There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

JobMorph is not live or open to the public at this moment.



INVEST IN JOBMORPH TODAY!

# NexGen Hiring and Retention Technologies

JobMorph is a NexGen online platform designed to coach job seekers and connect them to potential employers. Since our launch, we have introduced gam...

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Invest in the Future of Hiring
JobMorph

$0 Raised



## REASONS TO INVEST

- JobMorph believes it can increase job placement success by 500% and decrease costs to employers by 20%. JobMorph is building a three-sided platform and marketplace that transforms the entire hiring process. Leveraging advanced data science, automation, and AI tech, we believe our system provides a disruptive solution that eliminates the need for cover letters, resumes, and applications, by simply and intelligently connecting companies with ideal candidates.

- JobMorph is poised to target several multibillion dollar sectors. Currently, the global talent acquisition and staffing technology services market is valued at around $140B and expected to reach $196B by 2028.* Additionally, the executive coaching category is estimated to be worth $9.3B – growing at a CAGR of 11.3%,* and job boards are a $5.7B industry.* In 2022, the vision for JobMorph's essay was chosen and published by the Harvard Data Science Review as the winner of its Harvard Business School Future of Work essay contest.

- JobMorph is a woman-owned enterprise founded by a Harvard alum and Navy spouse with previous success leading companies to sale. She has 30+ years of industry experience and has worked with thousands of job seekers, hiring managers, and recruiters. She has helped over 42K professionals land jobs.

*Market information provided by (source) (source) (source)

Invest Now
$8.00 Per Share

| RAISED | INVESTORS |
|---|---|
| $0 | 0 |
| **MIN INVEST** | **VALUATION** |
| $400 | $5M |

### THE PITCH

*JobMorph is a NexGen software platform and employment marketplace being developed to revolutionize the job hunting and recruiting process. Our site connects talent to organizations and organizations to talent utilizing proprietary systems that we believe can increase job placement success by 500% and decrease costs to employers by 20%. JobMorph's offerings have also increased prospects by over 1400% and our membership is expanding at a rate of 434% growth YoY % since launching in late 2020.*


90% Retention Rate
100% Job Placement
8th Generation Referral Rate
05:13

*These testimonials may not be representative of the experience of other investors and is not a guarantee of future performance or success.*

# A Smart Solution For Streamlining The Job Search and Hiring Process


Hailed as a "Game Changer"
Our platform is designed to help candidates succeed in a challenging job economy

Our next offering, a marketplace, will enable a job seeker to create one application and record one interview. Employers will be able to filter through candidates to view their application (vetted where possible) and watch their recorded interview. The JobMorph team will be there to aid in coaching to close the deal! The data will be collected, anonymized, and provided to government and quasi-governmental organizations to gain invaluable insights to make better decisions.

At JobMorph, we believe that our success at getting clients their dream jobs comes from a unique strategic coaching process. We work closely with every client to ensure that they get more interviews and offers– coaching applicants every step of the way and setting them up to succeed in even highly competitive job markets.

Since introducing our products to employment seekers, we've been told JobMorph is a "game-changer" and now, we believe we are ready to remove all the pain in the job hunting process for everyone – end resumes, cover letters, and applications! Saving job seekers tons of time in finding their dream jobs and coaching them to close the deal!


" Everyone needs a coach at different times in their life, for any number of reasons. The modern job search is a marathon, not a sprint, and trust me when I say that's exactly when you need a coach. Hopefully, that coach really, truly, deeply loves what they do. Hopefully, that person wakes up every morning with the clearest of intentions to support your search in all its highs, lows, and in-betweens. Hopefully, your joy is their joy. Hopefully, they've surrounded themselves with equally talented and committed coaches who round out her vision. That's my coach. The best of intentions paired with decades of experience."
Karyn Cooks, MNLM, OMCA
American Heart Association •
Business Development Director

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE PROBLEM & OUR SOLUTION

## Building An Equitable Job Economy For Career Professionals and Companies Looking To Hire

JobMorph seeks to develop an alternative approach, which we believe, will revolutionize the way job seekers find their next job and how employers hire their next candidate. To the best of our knowledge, JobMorph is the only platform utilizing a marketplace model that enables candidates to submit just one application, which is then presented to potential employers making it an equitable and efficient process for all parties involved. We also use proprietary recommendation systems and filters to provide hiring managers with comprehensive candidate listings at a cost that is less than running a job ad.



Navigating today's job economy can be equally frustrating for both candidates and potential employers


Navigating today's job economy can be overwhelming for anyone looking to change jobs, re-enter the workforce, or cultivate new opportunities for employment. It often requires thousands of hours just to get one job offer (source). It is JobMorph's observation that employers are equally frustrated by talent searches which are costly, time-consuming, and often don't yield qualified candidates.



Developing a new approach
An equitable and efficient marketplace model could revolutionize the way users find their next job or hire their next candidate


According to a recent Forbes article, these challenges are largely the result of a broken system within finding a job is akin to playing the lottery, and employers getting new hires signed on is even harder. For example, statistics cite that only 15% of job seekers are hired via job boards despite the prevalence of online job listings. Also, less than 50% of positions are advertised on job boards and 75% of employers find that current systems don't accurately screen applicants. These obstacles prevent as many as 27 million people from finding work (source).



" An excellent service that helped me land my dream job. Yes, JobMorph can source leads for you and help you find the perfect job, but they are much, much more than that. I spent hours talking with my Executive Coach. I met her at the Harvard Business Analytics Program, and whenever I was ready to look for a new opportunity closer to home, I reached out to her and her team. I strongly recommend them, especially if you want to make sure that you are properly prepared for an interview, or if you have questions about the recruiting or interviewing process. Worth every penny!"
Timothy Noud
Continental Cement Company • Vice President


**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE MARKET & OUR TRACTION

## Fostering Connection With Our Followers To Realize Triple Revenue Streams

Leveraging our expanding user database, JobMorph is now well-positioned to expand its offerings, creating three key channels and three unique revenue streams for the company. We anticipate serving our market through candidates who pay for coaching to close the deal, employers who pay to access talent and government, and other agencies who pay for data mined in the platform.


434%
Average YoY Client Increase
12,700+
Prospects
90%
User retention

JobMorph was initially launched with a mission to help people through the job-hunting process. In just a few years, we have seen exponential organic increase – attracting clients at a rate of 434% increase YoY and retaining 90% of users following their initial trial period.


" My JobMorph coach is really great. I thought I knew a lot from reading different articles online and hearing other people's advice, but when I started working with my coach, I realized that there was so much that I didn't know. She is really good at what she does and has great resources to help you along the way. She motivates you to keep going but to also take well deserved breaks when needed. Overall, she has helped me learn a lot about myself and the process. I would definitely recommend her to anyone I know!"
Sharon Thomas
Intelligent Medical Objects • Business Analyst/Product Owner

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Currently, the platform has over 12,700+ prospects and clients, who continue to grow our business through word-of-mouth referrals and client testimonials. In fact, 50% of JobMorph's business is referral-driven, and we recently celebrated our 8th generation referral, indicating that users have recommended our system to new users 8 times over.

**WHY INVEST**

## Navigating Tomorrow's Job Economy Challenges With Future-Facing Innovation

JobMorph was introduced in 2020 during the worst job market in recent history. We quickly established ourselves as a go-to resource for professionals, who lost their jobs due to the COVID-19 pandemic. JobMorph continued to grow as the job market improved in 2021 and into 2022. Our membership has increased quarter after quarter. Currently, as economic trends are making finding employment more difficult, we anticipate our platform becoming an even more valuable support system that helps connect individuals to every possible opportunity.


Help us make our platform
Become an even more valuable support system that helps connect individuals to every possible opportunity

JobMorph's goal is to revolutionize the way jobs are found and how talent is secured by organizations around the world. We expect to become a household name and we know we can get there with the help of additional funding. We believe in the future that "morphing" will become a common term for job seekers, who are receiving interest from employers and preparing for upcoming interviews. We look forward to growing our exposure, engagement, and enrollment through a strategic roadmap that will expand our B2B offerings and continue to enhance our platform's capabilities for job seekers. Thank you for investing in our mission on StartEngine!


Sarah Smith
hey wanna do something this weekend?
no, morphing
Sarah Smith
Wow that's great!
Who reached out ?!
Amazon
Facebook
& Blue Mercury!

## ABOUT

HEADQUARTERS
**16192 Coastal Highway**
**Lewes, DE 19958**

WEBSITE
**View Site**

JobMorph is a NexGen online platform designed to coach job seekers and connect them to potential employers. Since our launch, we have introduced game-changing products geared toward professionals and organizations, and have generated $396,000 in lifetime revenue. We are now ready to revolutionize the way job seekers find a job and how employers find the right candidates by building an employee-first BOT-free job connection platform that provides all people with a level playing field to find their desired job.

## TEAM

**Maryse Williams**
**CEO, Founder & Sole Director**

Maryse Williams came to the US in 1967 as a refugee escaping genocide fueled by a nationalistic megalomanic. She realized early on that she, along with millions more, was saved by one man, Edmund Safra: a businessman, a self-made millionaire at 16, and later a billionaire, who took every opportunity he could to directly help others, including her family.

For Maryse, helping others was hardwired in her coding. It is why she sought out a BA in Psychology from Wells and a Masters in Theology from Harvard University. To Maryse, it has always been about the opportunity to help others transform their lives and pay it forward for the opportunities she's been given to transform hers. She later earned two more credentials: an MBA from Loyola University and the Business Analytics Program from the Harvard Business School.

She is married to an active duty Navy Captain. They are currently stationed in Norfolk, VA, where they live on base with their two GSPs, North and South.

**Jaime Gardner**
**Chief Marketing Officer**

Jaime Gardner is Chief Marketing Officer for JobMorph. Ms. Gardner leads marketing strategy including brand vision and harnesses the power of business analytics to enable smarter, more enduring connections with JobMorph customers. She brings a relentless customer-first approach to design and optimize experiences and campaigns that deliver value across channels. Her portfolio features marketing leadership in client and agency roles supporting Fortune 50/500 firms including Ford Motor Company and Marriott International. Deep experience on core launch teams has produced two Casino/Hotel grand openings and multiple in-house interactive media team builds. Current expertise exploring the power of the crowd to drive innovation by leveraging the emerging segment of top-level freelancers via open talent marketplaces. She proudly holds a recent Harvard Business Analytics Certification, with distinction in Digital Marketing, that brings cutting-edge data and analytics frameworks to the mission. Plus, she's a JobMorph client and SuperFan.

**Angela Renee Fuentes**
**Chief Product Officer**

Angela Renee Fuentes is an accomplished product leader with over 13 years of experience in creating mobile and web products that have generated over $100M in revenue. Her expertise in product design, AI, automation, real-time data, news, cloud services, and multi-modal content allows her to deliver product-led business growth that caters to diverse customer needs. As the CPO of JobMorph, she will create the vision for digital engagement experiences that help clients and employers find their perfect match. She has worked for and partnered with major brands such as Facebook, WhatsApp, Meta, WeChat, Salesforce, Twilio, and AWS, building partnerships and executing product vision and strategic objectives across various industries. As a former Job Morph client herself, Ms. Fuentes wants to help other job seekers discover their 'why' and build successful careers.

**Corey Nickels**
**Chief Financial Officer**

Corey Nickels is Chief Financial Officer for JobMorph. Ms. Nickels is responsible for overseeing the financial operations of a company and making decisions based on the company's financial stability. Her duties include monitoring cash flow, meeting with the CEO to discuss the best practices for company finances and producing strategic plans to improve their company's overall financial health. Ms. Nickels is a CPA since 2001 and a CIA since 2004 with 20 years of finance and accounting director level experience. Throughout her career, she successfully identified savings, recommended productivity improvement and streamlined operations. Ms. Nickels' was most recently employed by SimpleHealth, a women's healthcare tech startup specializing in reproductive wellness founded in 2015 that successfully raised over $20MM. Her previous employers included: Phillip Morris, PwC, Marriott International, The Mercer Hotel, and Salt Hotels.

# TERMS

JobMorph

## Overview

| PRICE PER SHARE | VALUATION |
|---|---|
| $8 | $5M |
| **DEADLINE** | **FUNDING GOAL** |
| Aug 7, 2023 | $10k - $1.24M |

## Breakdown

| MIN INVESTMENT | OFFERING TYPE |
|---|---|
| $400 | Equity |
| **MAX INVESTMENT** | **ASSET TYPE** |
| $1,235,000 | Common Stock |
| **MIN NUMBER OF SHARES OFFERED** | **SHARES OFFERED** |
| 1,250 | Common Stock |
| **MAX NUMBER OF SHARES OFFERED** | |
| 154,375 | |

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Loyalty Bonus | 10% Bonus Shares**

As you are a JobMorph employee, client, or a friend of the company, you are eligible for 10% additional bonus shares.

**Time-Based Perks**

**Friends and Family**

Invest within the first 72 hours and receive 15% bonus shares.

**Super Early Bird**

Invest within the first week and receive 10% bonus shares.

**Early Bird Bonus**

Invest within the first two weeks and receive 5% bonus shares.

**Volume-Based Perks**

**Tier 1 | $400+**

Invest $400+ and receive $400 off the Career Coaching Pass (valued at $1,734).

**Tier 2 | $750+**

Invest $750+ and receive $750 off the Career Coaching Pass (valued at $1,734).

**Tier 3 | $1,000+**

Invest $1,000+ and receive $1,000 off the Career Coaching Pass (valued at $1,734).

**Tier 4 | $10,000+**

Invest $10,000+ and receive $2,500 off an Elite Power Pass (valued at $11,250) + 5% bonus shares.

**Tier 5 | $25,000+**

Invest $25,000+ and receive $5,000 off an Elite Power Pass (valued at $11,250) + 10% bonus shares.

**Tier 6 | $50,000+**

Invest $50,000+ and receive an Elite Power Pass (valued at $11,250) + 15% bonus shares.

**The 10% StartEngine Owners' Bonus**

JobMorph, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $8.00 per share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $800. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

*Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*Irregular Use of Proceeds*
*The Company will not incur any irregular use of proceeds.*

# REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into JobMorph.

# JOIN THE DISCUSSION

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## HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*

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## WHY STARTENGINE?

**REWARDS**
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## Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

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Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video Transcript

**Video Link**: https://drive.google.com/file/d/1eTlIRYbomyUGkcTz5t-u6mmYrIVHrIso/view?usp=share_link

I'm Maryse Williams CEO and founder of JobMorph. I've been in Career Services more than 30 years. I've helped over 42,000 people find their next job, but I knew there had to be a better way to help people make a better future and I'm committed to doing that.

Our mission is to change the future by revolutionizing and modernizing this multi-billion-dollar industry.

Now more than ever job seekers are overwhelmed and stressed out by the thousands of hours it takes to search for opportunities work on resumes and cover letters. Let alone to get a single job offer.

In a recent article Forbes called this a broken system sitting the final job now is like playing the lottery and finding talent even harder employers are equally frustrated by the thousands of hours it takes to sift through resumes often full of lies exaggerations and people who apply who aren't qualified. What we want to do next is fix that; what we're doing is creating a new tech platform that will.

How does it work? It uses today's technology that is already a success similar to Airbnb that provides a comprehensive listing of all properties the JobMorph platform will provide a comprehensive listing of all candidates hiring managers would use filters similar to how Airbnb uses filters to find perfect vacation homes.

JobMorph will be the only platform with a marketplace approach that will ensure only vetted job seekers are presented for all openings leveling the playing field and saving time and money costs employers decrease by at least 20%. Bias often perpetuated by software solutions currently used by companies to sift through this sometimes thousands of resumes greatly reduced all this without any resumes and cover letters. Only one application to fill out with your information, our team to vet it and our coaches to guide you to the final interview and help you negotiate the offer. Our strategic coaching is an integral part of the process as well.

Our numbers speak for themselves. Currently have a 90% retention rate and an eighth-generation referral rate. It's a game changing revolutionary approach whose time is now. Investing in JobMorph is investing in the future possibly even your future. It's truly an opportunity to get in a very early stage with the company that I believe will be a household name in the next 10 years.

I hope you'll join us.

Testimonials

**Video Link:** https://drive.google.com/file/d/1NhZ9_gqw7A0UFOG4fcKXgTBkSAseXbci/view?

usp=share_link

JobMorph founded in 2020. Here's what we've done in more than two years. We have a 90% client retention rate and a 100% success rate in job placement followed by an eighth-generation referral rate. Hear why we have such amazing results from some of our former clients themselves.

JobMorph itself exceeded my expectations.

Their ongoing support no matter how difficult the search or how challenging it was to find the opportunities and to land my dream job. They were there for me.

The thing about Maryse is she is a force. You are put into action out of the gate and week one when I met with Maryse, she said we're gonna partner with you until you accept the offer. And to land my dream job. And my jaw dropped. I think above all, it provides me my number one goal, which is flexibility as well. And the path getting to this job is in partnership with JobMorph.

So, I was I was looking for another job while I was at my previous employer and taking my time for a little over six months, but it was I was getting frustrated. It took away my weekends, my evenings, my family life.

So being able to prioritize and streamline that was just made a world of difference. What really helped me the most was talking with Tony, my coach on a weekly basis. Tony really helped me learn how to network well and use that to leverage my value to the company that I was applying to. It was a company I had found earlier on. I had been screened out by their bot filtering through some recruiting websites. I didn't even land in their radar, and it wasn't until I did some networking and I met someone who worked at Atmosphere at a conference and got to talking with other people on the team. And so, by the time I even interviewed, I knew what the company needed. I knew how I fit and what role they would really value me in.

What I liked about JobMorph is you had a variety of individuals with experts in their fields that combined in a team effort to kind of get the most out of me. I was looking to do a career change, an industry change and I needed Maryse to help me understand looking at my skill set how transferable it would be to switch industries. She helped me rebuild my resume and present myself to sell my experiences, my performance that could be going into any industry. There were webcasts Wednesdays through Fridays of each month in a variety of topics and each month; let's say 20 topics. So, each topic would be obviously a different day ranging from you know, networking tactics to negotiating salary to how to optimize LinkedIn; a variety of items that I didn't have a good handle on. I haven't interviewed and probably 15 years. I needed a refresher. I needed to understand the technology that was out there to help get me into this next step the amount of touchpoints in meetings I had with her.

The number of times she coached me kind of kept me on track and kept me focused. For what I spent, I couldn't believe how affordable it was. And when I landed a role. the return I got on that investment that I made with her was so worth it. Because I landed a job that was probably about $25,000 higher than what was first offered to me. And Maryse helped me kind of negotiate that.

I felt like I was working with the team instead of fighting something individually. It was the personal attention to detail. Everybody knew what their role was and could help in that, with frequent feedback. Just really good support.

One of the most important things about JobMorph is that they push or pull, but they keep you moving towards the goal of getting a position that you want. I would recommend it to anybody ... a hundred and ten percent. It's a great experience and it works. Her program has a 30-day guarantee, which I've never heard of.

Oh, I'd given the 20. They were fantastic. I cannot recommend them highly enough.

Whatever you spend with Maryse would be one of the best investments you've made to make your entire life.

Best investment to help change lives.

JobMorph. Join us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

## Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

## Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

## Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.